Exhibit 99.5

ZenaTech Completes its 23rd Drone as a Service Acquisition Expanding Colorado Presence in Southeast Denver Growth Corridor

Company also advances towards its stated goal of acquiring 25 companies by mid-2026

Vancouver, British Columbia, (June 02, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces it has closed its 23rd acquisition and second land survey engineering firm in Colorado with the acquisition of High Prairie Survey Company. The acquired company has a longstanding track record serving real estate clients, residential developers, construction companies, and infrastructure clients across the southeastern Denver metropolitan area and growth corridor. As ZenaTech’s 23rd acquisition, this transaction further expands the Company’s DaaS and AI-autonomy platform across the U.S. and globally, while closing in on its stated goal of acquiring 25 companies by mid-2026.

“This acquisition strengthens our presence in Colorado and expands our access to a growing base of recurring land surveying and development-related customers,” said Shaun Passley, Ph.D., ZenaTech CEO. “High Prairie brings decades of trusted client relationships, a strong regional reputation, and deep expertise in surveying services. By integrating these operations into our Drone as a Service, or DaaS, platform, we can enhance operational efficiency, accelerate project timelines, and deliver greater value to developers, builders, and infrastructure customers. This acquisition, also our second in Colorado, supports our strategy of transforming traditional surveying through drone-powered data collection, aerial intelligence, and AI-driven analytics while expanding our recurring revenue opportunities.”

High Prairie Survey Company, based in Kiowa, Colorado, approximately 40 miles southeast of Denver, is a 40-year-established land surveying firm serving the rapidly growing communities of Castle Rock, Parker, Elizabeth, and surrounding areas across Douglas and Elbert counties. The company provides a broad range of surveying and land development services, including boundary and ALTA/NSPS land title surveys, construction staking, subdivision mapping, engineering support, and infrastructure-related surveying.

The acquisition strengthens ZenaTech’s presence in one of Colorado’s fastest-growing development corridors and expands the reach of its Drone as a Service (DaaS) platform as the second location in Colorado along with Rampart Surveys of Woodland Park. By integrating drone-powered surveying, aerial intelligence, and data analytics into High Prairie’s established operations, ZenaTech expects to enhance service capabilities for developers, builders, utility operator inspections, and agricultural and ranching customers while increasing operational scale and recurring revenue opportunities across the region.

ZenaTech’s Drone as a Service platform provides business and government clients with subscription-based access to faster and superior drone-based services for a host of surveying, inspection, maintenance, power washing, inventory management, and precision agriculture services, without the capital costs or operational burdens of ownership. By acquiring established, profitable service companies currently using low-tech and under digitized processes and ripe for drone innovation, ZenaTech is building a global, multi-service DaaS network of locations in communities anchored by existing customers and revenue, for next-generation drone integration designed for speed, precision and safety benefits.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio under development includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua, for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.